                                             ---------------------------------
                                                         OMB APPROVAL
                                             ---------------------------------
                                             OMB Number             3235-0145
                                             Expires:        October 31, 1994
                                             Estimated average burden
                                             hours per response.........14.90
                                             ---------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*

                         FLORAFAX INTERNATIONAL, INC.
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                   33982510
                                (CUSIP Number)



    WILLIS H. WAGNER, SV CAPITAL MANAGEMENT, INC., 200 CONCORD, SUITE 620,
                    SAN ANTONIO, TEXAS 78216 (210) 930-1251
 (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)


                               FEBRUARY 29, 1996
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                                              SEC 1746 (12-91)

                              Page 1 of 4 Pages

                                 SCHEDULE 13D
- ------------------------                                    -----------------
CUSIP NO.   33982510                                        PAGE 2 OF 4 PAGES

- ------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            SV Capital Partners, L.P.             74-2761311

- ------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A)|_|
                                                                        (b)|_|

- ------------------------------------------------------------------------------
3           SEC USE ONLY

- ------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            WC
- ------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|
- ------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Texas
- ------------------------------------------------------------------------------
          NUMBER OF             7           SOLE VOTING POWER

           SHARES                                   544,500
                              ------------------------------------------------
        BENEFICIALLY            8           SHARED VOTING POWER

          OWNED BY                                  0
                              ------------------------------------------------
            EACH                9           SOLE DISPOSITIVE POWER

          REPORTING                                 544,500
                              ------------------------------------------------
           PERSON              10          SHARED DISPOSITIVE POWER

            WITH                                    0

- ------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    544,500
- ------------------------------------------------------------------------------
12          CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                |_|
- ------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                    9.04%
- ------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                    PN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

Item 1.  Security and Issuer.

        This statement relates to shares of common stock, $.01 par value ("Common Stock"), of Florafax International, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8075 20th Street, Vero Beach, Florida 32966.

        The shares reported on this statement relate to a 7% Convertible Promissory Note convertible into shares of Common Stock (the "Note") and warrants to purchase shares of Common Stock (the "Warrants").

Item 2.  Identity and Background.

        SV Capital Partners, L.P., a Texas limited partnership ("SVCP"), is a private investment fund. The principal business address of SVCP is 200 Concord Plaza, Suite 620, San Antonio, Texas 78216.

        SV Capital Management, Inc., a Delaware corporation ("SVCM"), is the general partner of SVCP. Christopher Goldsbury, Jr. is the president, sole director and controlling stockholder of SVCM and a significant majority limited partner of SVCP. Willis H. Wagner and Eric S. Foultz are each executive officers of SVCM. The business address for Messrs. Goldsbury, Wagner and Foultz is 200 Concord Plaza, Suite 620, San Antonio, Texas 78216. The principal occupation of Mr. Goldsbury is the management of his personal investments and investments held by his affiliates. The principal occupation of Mr. Wagner is the management of SVCM and the principal occupation of Mr. Foultz is the management of Silver Ventures, Inc., a Texas corporation controlled by Mr. Goldsbury.

        During the last five years, neither SVCP, SVCM, Mr. Goldsbury, Mr. Wagner nor Mr. Foultz has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither SVCP, SVCM, Mr. Goldsbury, Mr. Wagner nor Mr. Foultz has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Messrs. Goldsbury, Wagner and Foultz are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

        The $500,000 used for the purchase of the Note and the Warrants came from the current working capital of SVCP funded by its limited partners, including Mr. Goldsbury.

Item 4.  Purpose of Transaction.

        The purpose of the transaction is an investment in the Note and the Warrants, with the possible conversion and/or exercise of such securities from time to time for shares of Common Stock.

        SVCP intends to review continuously its investment in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, SVCP may determine from time to time to convert the Note and/or exercise the Warrants and dispose of all or a portion of any shares of Common Stock acquired upon such conversion or exercise events.

Item 5.  Interest in Securities of the Issuer.

        The Warrants are exercisable for up to 130,000 shares of Common Stock and the principal of the Note is convertible into up to 400,000 shares of Common Stock. In addition, accrued interest on the Note is convertible into shares of Common Stock. Accrued interest on the Note for the period ending 60 days after the date of this statement would be convertible into approximately an additional 14,500 shares of Common Stock.


                               Page 3 of 5 Pages

        Based upon the foregoing, SVCP beneficially owns approximately 544,500 shares of Common Stock (which includes shares issuable upon conversion of accrued interest on the Note through the next 60 days) (the "Shares"), or 9.04% of the outstanding shares of Common Stock. As a result of SVCM being the general partner of SVCP and Mr. Goldsbury being the sole director and controlling stockholder of SVCM, both SVCM and Mr. Goldsbury are indirect beneficial owners of the Shares. SVCP has the sole power to vote and dispose of the Shares. As a result of the relationships of SVCM and Mr. Goldsbury to SVCP, SVCM and Mr. Goldsbury may also be deemed to have the power to vote and dispose of the Shares.

        Dividends and proceeds of sale received by SVCP with respect to the Shares may be distributed to the partners of SVCP in the discretion of SVCM, as the general partner of SVCP. As a result of Mr. Goldsbury's control over SVCM, Mr. Goldsbury has the power to direct the receipt of such dividends or proceeds to himself as a significant majority limited partner of SVCP.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Effective as of February 29, 1996, SVCP entered into a First Amendment to Agreement of Purchase and Sale with the Issuer pursuant to which the Issuer sold to SVCP the Note and the Warrants. The Purchase Agreement includes restrictions on the transfer of the shares of Common Stock issuable upon conversion of the Note or upon exercise of the Warrants, except in compliance with the Securities Act of 1933, as amended. Effective as of the same date, SVCP also entered into a Registration Rights Agreement with the Issuer pursuant to which the Issuer agreed to use its best efforts to file, within 60 days thereafter, a registration statement on Form S-1, S-2 or S-3 covering the resale of the shares of Common Stock issuable upon conversion of the Note or upon exercise of the Warrants, and the Issuer granted SVCP certain piggyback registration rights.

        In April, 1996, Mr. Wagner, an executive officer of SVCM, became a director of St. James Capital Corp., the general partner of St. James Capital Partner, L.P. ("St. James"), which beneficially owns 1,732,178 shares of Common Stock, or 22.4% of the outstanding shares of Common Stock (based upon Schedule 13D filed by St. James Capital Corp. on June 17, 1996; SEC file no. 005-30476). On March 29, 1996, SVCP became a minority limited partner of St. James.

        Mr. Goldsbury is a significant majority limited partner of SVCP and the controlling stockholder of SVCM. Messrs. Wagner and Foultz, both executive officers of SVCM, are special limited partners of SVCP. SVCM and the limited and special limited partners of SVCP are entitled to all dividends and proceeds of sale with respect to the Shares.

Item 7.  Material to be Filed as Exhibits.

Exhibit A*                 Registration Rights Agreement dated February 29,
                           1996, among Florafax International, Inc.,
                           SV Capital Partners, L.P. and St. James Capital
                           Partners, L.P.
- -------------------
* Filed herewith.



                              Page 4 of 5 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    June 27, 1996                  SV CAPITAL PARTNERS, L.P.
     -----------------

                                    BY: SV Capital Management, Inc., its
                                        general partner


                                        /s/ Willis H. Wagner
                                        Willis H. Wagner, Managing Director
                                        and Vice President

                      INDEX TO EXHIBITS



Exhibit A*                 Registration Rights Agreement dated February 29,
                           1996, among Florafax International, Inc.,
                           SV Capital Partners, L.P. and St. James Capital
                           Partners, L.P.